

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corp
3rd Floor, JIA No.34, Shenggu Nanli
Chaoyang District, Beijing 100029
China

>   **Re: Scienjoy Holding Corp**
>   **Amendment No. 5 to Registration Statement on Form F-3**
>   **Filed June 28, 2022**
>   **File No. 333-259951**

Dear Mr. He:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-3

Cover Page

1.   We note your response to prior comment 2. Please revise to provide a cross-references to the condensed consolidating schedule and the consolidated financial statements.

Select Condensed Financial Statements on Consolidated VIEs, page 10

2.   Please revise the heading for each table presented to indicate these are consolidating financial statements rather than consolidated financial statements.

3.   You disclose that Scienjoy Holding Corporation records its investments in its subsidiaries

under the equity method of accounting. Please revise your disclosures in this section to clarify that you control and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprises (WFOEs) and that those agreements are designed to provide your WFOEs with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

4. We note that on June 1, 2022, through your wholly-owned subsidiary, WXZJ, entered into a series of contractual arrangements with Sixiang Qiyuan and its shareholders, thereby in substance obtained control over all equity shares, risks and economic benefits of Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd. Please revise your disclosures to clarify whether these entities were in existences as of December 31, 2021. In this respect, the Parent and WFOE and Subsidiaries should not show any investment or share of income/(loss) from VIEs until commencement of the contractual arrangements with the VIEs.

General

5. We note that your definition of China or PRC, incorporated by reference from your Form 20-F filed May 16, 2022, excludes Hong Kong and Macau. Please revise your Form F-3 to include a definition of China or PRC that removes these exclusions. Clarify that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong and Macau.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lan Lou